SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes      No X
                                        ---    ---

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                              Publicly Held Company
                         CNPJ/MF Number 02558132/0001-69

                               TO THE SHAREHOLDERS

     We hereby inform the Company's shareholders that based on the balance closed on June 30, 2001 and in accordance with article 9 of law number 9249/95 and resolution number 207/96 issued by the Brazilian Securities Exchange Commission - CVM (COMISSAO DE VALORES MOBILIARIOS), the Board has approved the payment of Interest on Owned Capital in the amount of R$0.0000409318 per share with a 15% withheld income tax, resulting in Net Interest of R$0.0000347920 per share except for shareholders proving to be immune or exempt.

     The corresponding credit was recorded in the Company's accounting books on an individual basis per shareholder on June 30, 2001, taking into consideration each shareholder's shareholding position as of July 16, 2001 and rendering the shares prior to Interest on Owned Capital as of July 17, 2001.

     The value of the interest net of the applicable withheld income tax will be ascribed to the value of the compulsory dividend and of the statutory dividend of the preferred shares, proportional to the period between January and June, adding this value to the amount of dividends distributed by the Company for all purposes provided by the Company's bylaws.

     The legal entities, which according to applicable legislation are immune to or exempt from income tax, shall prove such immunity or exemption by July 13, 2001 before the Stock Management Department of ABN AMRO REAL S/A, which is the banking institution working as depository of the Company's shares without certificates, and is located at AV. PAULISTA, 1374 - 9(0) ANDAR - CERQUEIRA CESAR - SAO PAULO - SP, including those shareholders forming the Chamber of Liquidation and Custody of the Stock Markets, by filing those documents with the Chambers of Liquidation.

     The payment of the above-mentioned interest shall be decided at the General Shareholders Meeting by assessing the results of the Financial Statements of the Fiscal Year ended on December 31, 2001. The date of the commencement of the payment of the interest also shall be defined at the General Shareholders Meeting.


                          MARIO CESAR PEREIRA DE ARAUJO
                    PRESIDENT AND HEAD OF INVESTOR RELATIONS

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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND

EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: July 6, 2001               By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President